Exhibit 99.1

Opera Reports First Quarter 2026 Results With Both Revenue and Adjusted EBITDA Exceeding High End of Guidance Ranges

Revenue increased 23% year-over-year to $175.8 million, exceeding the guidance range

Adjusted EBITDA was $42.0 million, representing a 24% margin and 30% year-over-year growth, also exceeding the guidance range

Second quarter 2026 revenue guidance of 23 - 25% growth with adjusted EBITDA margin of 23% at the midpoint

Raised full-year guidance to $727 - 740 million revenue (18 - 20% growth) with adjusted EBITDA of $170 - 174 million (23% margin)

OSLO, Norway, April 28, 2026 — Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced financial results for the quarter ended March 31, 2026.

“We are off to a very strong start in 2026, with first quarter revenue and adjusted EBITDA ahead of the high-end of our guidance and continued strong cash generation. Our performance reflects solid execution across both advertising and query revenues which saw similar rates of growth during the quarter,” said Lin Song, CEO.

“Beyond our solid financial execution, we achieved major product and strategic milestones this quarter. We continue to redefine the browser’s role in the AI era; and with the launch of Browser Connector we have turned the browser into a live execution layer, allowing the user’s AI platform of choice to access and read page content, understand open tabs, and even take screenshots to analyze images or graphs. Beyond the technical upgrade, this also reinforces Opera’s long-standing advocacy for user choice over lock-in. MiniPay also continued its rapid growth trajectory, promoting a healthy partner ecosystem and an expanding set of services tailored for emerging markets,” continued Mr. Song.

First Quarter 2026 Financial Highlights

	Three Months Ended March 31,
In thousands, except percentages and per share amounts	2025	2026	% Change
Revenue	$142,717	$175,771	23%

Operating profit	$21,075	$29,762	41%
Operating margin	15%	17%

Net income	$18,283	$24,786	36%
Net income margin	13%	14%

Adjusted net income (1)	$24,154	$31,176	29%
Adjusted net income margin	17%	18%

Adjusted EBITDA (1)	$32,259	$41,998	30%
Adjusted EBITDA margin	23%	24%

Diluted earnings per share	$0.20	$0.27	34%
Adjusted diluted earnings per share (1)	$0.27	$0.34	28%

Net cash flow from operating activities	$15,945	$42,145	164%
As percentage of adjusted EBITDA	49%	100%

Free cash flow from operations (1)	$12,026	$35,506	195%
As percentage of adjusted EBITDA	37%	85%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

First Quarter 2026 and Recent Business Highlights

•
Advertising revenue grew 24% year-over-year to $117.0 million, representing 67% of total revenue. Advertising revenue was driven by continued strong momentum from e-commerce partners, which remained the fastest-growing vertical.
•
Query revenue grew 23% year-over-year to $58.3 million, accounting for 33% of total revenue and benefiting from both strong search performance and the evolution of our broader opportunities to address user queries.
•
Opera had 288 million average monthly active users (“MAUs”) across all products and services in the quarter, with annualized average revenue per user (“ARPU”) of $2.43, an increase of 25% versus the first quarter of 2025. During the quarter Opera added 4 million MAUs, with strong growth in PC browsers following the release of Opera One R3 with new built-in AI tools.
•
Opera GX had 35 million average MAUs in the quarter across PC and mobile, up 1 million from the prior quarter.
•
MiniPay reached 15 million cumulative activated wallets as of March 2026, representing a 123% year-over-year increase.
•
Net cash flow from operating activities was $42.1 million, representing 100% of adjusted EBITDA. At quarter-end, cash and cash equivalents totaled $141.9 million.
•
A dividend of $0.40 per share under our semi-annual dividend program was paid in January, totaling $35.9 million.
•
In March, we repurchased 1.14 million shares for a total spend of $17.0 million or an average of $14.88 per share, following the launch of our previously announced $300 million share repurchase program. This includes shares repurchased from the public and the according pro-rata shares repurchased, or agreed to be repurchased, from our majority shareholder, with a total cash outlay of $12.8 million in the quarter and the remainder $4.1 million to be included in our next settlement round with the majority shareholder. As of March 31, 2026, the number of shares outstanding was 89,552,967.

First Quarter 2026 Financial Results

All comparisons in this section are relative to the first quarter of 2025 unless otherwise stated.

Revenue increased 23% to $175.8 million.

•
Advertising revenue increased 24% to $117.0 million.
•
Query revenue increased 23% to $58.3 million.
•
Other revenue was $0.5 million.

Operating expenses increased 20% to $146.1 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold, all being costs of revenue, was $64.8 million, or 37% of revenue.
•
Personnel expenses excluding share-based compensation increased 23% to $21.5 million.
•
Share-based compensation expenses increased 7% to $6.4 million.
•
Marketing and distribution expenses increased 13% to $38.5 million.
•
Depreciation and amortization increased 17% to $5.2 million.
•
All other operating expenses increased 10% to $9.6 million, driven mainly by higher hosting and other operating costs, partly offset by lower professional services expenses.

Operating profit was $29.8 million, representing a 17% margin, compared to an operating profit of $21.1 million and a margin of 15% in the first quarter of 2025.

Net finance income was $0.1 million, reflecting net interest income of $0.7 million, largely offset by foreign exchange loss of $0.6 million.

Income tax expense was $5.1 million, corresponding to an effective tax rate of 17%, and representing 12% of adjusted EBITDA. This compares to income tax expense of $2.5 million in the first quarter of 2025, representing 8% of adjusted EBITDA.

Net income was $24.8 million, representing a 14% margin, compared to net income of $18.3 million and a margin of 13% in the first quarter of 2025.

Adjusted net income was $31.2 million, representing a 18% margin and an increase of 29% relative to $24.2 million and a 17% margin in the first quarter of 2025.

Adjusted EBITDA was $42.0 million, representing a 24% margin and an increase of 30% relative to $32.3 million and a 23% margin in the first quarter of 2025.

Diluted earnings per share was $0.27, whereas adjusted diluted earnings per share was $0.34.

Net cash flow from operating activities was $42.1 million, or 100% of adjusted EBITDA. Free cash flow from operations was $35.5 million, or 85% of adjusted EBITDA.

Business Outlook

	Second Quarter 2026 Guidance	Full-Year 2026 Guidance
Revenue	$176 – 178 million	$727 – 740 million
Year-over-year revenue growth	23 – 25%	18 – 20%
Adjusted EBITDA (1)	$40 – 42 million	$170 – 174 million
Adjusted EBITDA margin (2)	23%	23%

_______________

(1)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.
(2)
The percentages shown for adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.

“Our first quarter performance reflects the strong momentum in our business, with the resulting overperformance driving an incremental $4 million of revenue on top of the guidance range, with over 50% conversion to incremental adjusted EBITDA. The second quarter is shaping up in a similar way, allowing us to also raise our full-year expectations while still leaving room for later upside,” said Frode Jacobsen, CFO.

“We remain focused on seizing our opportunities and advancing Opera’s scale, however we take care to combine that with continued cost discipline and healthy profit expansion. We are pleased with our ability to return capital to shareholders through our recurring dividend and share repurchase programs,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the first quarter 2026 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to financial measures presented in accordance with IFRS Accounting Standards, we use the non-IFRS performance measures adjusted net income, adjusted EBITDA, adjusted diluted earnings per share, as well as the non-IFRS liquidity measure free cash flow from operations, to manage our business, evaluate performance, support planning and decision-making, and allocate resources. The non-IFRS performance measures are intended to provide supplemental information by excluding items that we believe are not representative of core business operating performance. While free cash flow from operations does not represent residual cash available for discretionary uses, we believe that it provides useful supplemental information regarding our ability to generate cash from ongoing operations to fund investments, including acquisitions, and to support capital allocation decisions.

Adjusted net income is defined as net income adjusted to exclude (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expenses, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue. Adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

Adjusted EBITDA is defined as net income adjusted to exclude (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

Free cash flow from operations is defined as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe these non-IFRS financial measures are useful to investors because they facilitate period-to-period comparisons of operating performance and are consistent with how management evaluates the business. These measures should not be considered in isolation or as substitutes for, or superior to, the financial information prepared in accordance with IFRS Accounting Standards. Our definitions of adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations may differ from similarly-titled measures used by other companies. In addition, these measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We address the limitations of these non-IFRS financial measures by providing reconciliations from the most closely comparable IFRS financial measures in the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release. Investors are encouraged to review these reconciliations and to consider non-IFRS financial measures together with our IFRS results.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements include, but are not limited to, statements relating to our expectations regarding our business, strategy, products, services, outlook and guidance. Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially include, among others: (i) our ability to attract, retain, and engage users and to increase ARPU; (ii) changes in macroeconomic conditions, including inflationary pressures, interest rates, consumer and advertiser spending trends, and the effects of higher energy prices and market volatility; (iii) our ability to maintain and improve monetization from query and revenue-sharing arrangements, including dependence on major partners and changes in their commercial terms, policies, algorithms, or distribution mechanics; (iv) changes by platform providers (including mobile operating systems, browsers, app stores, and device manufacturers) that could affect distribution, product functionality, data access, attribution, or monetization; (v) competition in browsers, AI-enabled user experiences, digital advertising, and consumer internet products; (vi) the successful development, deployment, adoption, and monetization of new products and features, including AI initiatives, and the costs and risks associated with them; (vii) privacy, data protection, consumer protection, competition/antitrust, online safety, and other laws and regulations (including changes in interpretation, enforcement, or compliance obligations) and related litigation or regulatory inquiries; (viii) security incidents, service disruptions, outages, and failures of our or third parties’ systems; (ix) our ability to manage operational, technical, and infrastructure costs, including hosting and distribution costs, and to scale effectively; (x) foreign currency exchange rate fluctuations and other market volatility; (xi) geopolitical events, including armed conflicts, sanctions, trade or shipping disruptions, or other instability in the Middle East and other regions, and their effects on energy prices, inflation, financial markets, supply chains, and broader economic conditions; (xii) our ability to attract and retain key personnel; and (xiii) other risks and uncertainties described under “Risk Factors” in our most recent Annual Report on Form 20-F and in our other filings and submissions with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended March 31,
	2025	2026
Revenue	$142,717	$175,771
Other operating income	(17)	45
Operating expenses:
Technology and platform fees	(2,237)	(2,423)
Content cost	(922)	(1,478)
Cost of inventory sold	(47,534)	(60,854)
Personnel expenses excluding share-based compensation	(17,568)	(21,546)
Share-based compensation expenses	(6,000)	(6,407)
Marketing and distribution expenses	(34,204)	(38,517)
Credit loss expense	(160)	(440)
Depreciation and amortization	(4,434)	(5,205)
Impairment of non-financial assets	(733)	(670)
Other operating expenses	(7,833)	(8,515)
Total operating expenses	(121,626)	(146,055)
Operating profit	21,075	29,762
Share of net income (loss) of equity-accounted investees	(7)	(20)
Net finance income (expense):
Finance income	678	824
Finance expense	(120)	(116)
Net foreign exchange gain (loss)	(835)	(565)
Net finance income (expense)	(277)	143
Income before income taxes	20,791	29,886
Income tax expense	(2,508)	(5,100)
Net income attributable to Opera shareholders	$18,283	$24,786

Earnings per share:
Basic	$0.20	$0.27
Diluted	$0.20	$0.27
Weighted-average number of shares outstanding:
Basic	89,486	90,475
Diluted	90,188	91,143

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended March 31,
	2025	2026
Net income	$18,283	$24,786
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	1,153	141
Other comprehensive income (loss)	1,153	141
Total comprehensive income attributable to Opera shareholders	$19,436	$24,927

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of March 31,
	2025	2026
Assets:
Property and equipment	$32,744	$33,480
Goodwill	430,323	430,188
Intangible assets	98,898	111,062
Investment in OPay	294,600	294,600
Equity-accounted investments	4,016	5,246
Other non-current investments and financial assets	1,625	1,662
Deferred tax assets	1,585	1,608
Total non-current assets	863,792	877,845
Trade receivables	112,593	107,946
Other current receivables	7,033	6,493
Cash and cash equivalents	155,466	141,904
Other current assets	4,367	6,760
Total current assets	279,459	263,102
Total assets	$1,143,251	$1,140,948

Equity:
Share capital	$18	$18
Additional paid-in capital	576,046	540,168
Treasury shares	(238,815)	(255,789)
Retained earnings	674,735	705,706
Foreign currency translation reserve	(1,268)	(1,127)
Total equity attributable to Opera shareholders	1,010,716	988,975
Liabilities:
Non-current lease liabilities	4,544	4,004
Deferred tax liabilities	9,212	7,750
Other non-current liabilities	10	7
Total non-current liabilities	13,766	11,761
Trade and other payables	89,520	89,788
Current lease liabilities	3,866	4,861
Income tax payable	6,610	10,214
Deferred revenue	4,499	14,230
Other current liabilities	14,273	21,119
Total current liabilities	118,768	140,212
Total liabilities	132,535	151,973
Total equity and liabilities	$1,143,251	$1,140,948

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the three months ended March 31, 2025:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2025	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100
Net income	—	—	—	—	18,283	—	18,283
Other comprehensive income	—	—	—	—	—	1,153	1,153
Cost of equity awards, net of tax	—	—	—	—	5,434	—	5,434
Issuance of shares upon exercise of equity awards	1,020,700	—	—	—	—	—	—
Dividends	—	—	(35,395)	—	—	—	(35,395)
As of March 31, 2025	89,500,854	$18	$611,818	$(238,815)	$560,340	$(3,786)	$929,576

For the three months ended March 31, 2026:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2026	89,648,056	$18	$576,046	$(238,815)	$674,735	$(1,268)	$1,010,716
Net income	—	—	—	—	24,786	—	24,786
Other comprehensive income	—	—	—	—	—	141	141
Cost of equity awards, net of tax	—	—	—	—	6,185	—	6,185
Issuance of shares upon exercise of equity awards	1,045,522	—	—	—	—	—	—
Share repurchases (1)	(1,140,611)	—	—	(16,975)			(16,975)
Dividends	—	—	(35,878)	—	—	—	(35,878)
As of March 31, 2026	89,552,967	$18	$540,168	$(255,789)	$705,706	$(1,127)	$988,975

_______________

1)
Includes ADSs repurchased from the public market and ordinary shares repurchased or agreed to be repurchased from our majority shareholder on a pro rata basis under a share purchase agreement. Within the totals, 288,431 shares subject to a binding repurchase agreement with the majority shareholder have been reflected, corresponding to a redemption obligation of $4.1 million recognized in equity as of period-end, with delivery of the shares and cash settlement taking place in the subsequent quarter.

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended March 31,
	2025	2026
Cash flows from operating activities:
Income before income taxes	$20,791	$29,886
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	277	(143)
Share of net income (loss) of equity-accounted investees	7	20
Impairment of non-financial assets	733	670
Depreciation and amortization	4,434	5,205
Cost of equity awards	5,761	6,034
Other adjustments	(572)	(1,204)
Changes in working capital:
Trade and other receivables	(11,034)	5,523
Other current assets	437	(2,285)
Trade and other payables	(6,693)	343
Deferred revenue	(1,050)	(1,902)
Other liabilities	3,140	2,713
Income taxes paid	(286)	(2,714)
Net cash flow from operating activities	15,945	42,145
Cash flows from investing activities:
Purchase of equipment	(596)	(2,465)
Development expenditure	(2,231)	(2,882)
Investment in an associate	(1,250)	(1,250)
Interest received	678	824
Net cash flow used in investing activities	(3,399)	(5,772)
Cash flows from financing activities:
Share repurchases	—	(12,846)
Dividends paid	(35,395)	(35,878)
Payment of lease liabilities	(1,091)	(1,293)
Interest paid	(120)	(116)
Net cash flow used in financing activities	(36,606)	(50,133)
Net change in cash and cash equivalents	(24,060)	(13,759)
Cash and cash equivalents at beginning of period	126,797	155,466
Effect of exchange rate changes on cash and cash equivalents	809	197
Cash and cash equivalents at end of period	$103,546	$141,904

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended March 31,
	2025	2026
Advertising	$94,626	$116,992
Query	47,566	58,298
Other revenue	524	482
Total revenue	$142,717	$175,771

Share-based Compensation Expenses

The table below presents the amounts of share-based compensation expenses:

	Three Months Ended March 31,
	2025	2026
Cost of Opera-granted awards	$(7,299)	$(4,427)
Cost of parent-granted awards (1)	1,538	(1,606)
Total cost of equity awards	(5,761)	(6,034)
Social security contributions for Opera-granted awards	(240)	(373)
Total share-based compensation expenses	$(6,000)	$(6,407)

_______________

(1)
Kunlun, the majority shareholder of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended March 31,
	2025	2026
Hosting	$(2,930)	$(4,360)
Audit, legal and other advisory services	(2,202)	(405)
Software license fees	(838)	(927)
Rent and other office expenses	(631)	(626)
Travel	(498)	(485)
Other	(733)	(1,712)
Total other operating expenses	$(7,833)	$(8,515)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of net income to adjusted net income:

	Three Months Ended March 31,
	2025	2026
Net income	$18,283	$24,786
Add (deduct):
Share of net loss of equity-accounted investees	7	20
Impairment of non-financial assets	733	670
Amortization of acquired intangible assets	645	645
Share-based compensation expenses	6,000	6,407
Income tax effect on adjustments	(1,514)	(1,351)
Adjusted net income	$24,154	$31,176
Diluted weighted-average number of shares outstanding	90,188	91,143
Adjusted diluted earnings per share	$0.27	$0.34

The following table is a reconciliation of net income to adjusted EBITDA:

	Three Months Ended March 31,
	2025	2026
Net income	$18,283	$24,786
Add (deduct):
Income tax expense	2,508	5,100
Net finance (income) expense	277	(143)
Share of net loss of equity-accounted investees	7	20
Impairment of non-financial assets	733	670
Depreciation and amortization	4,434	5,205
Share-based compensation expenses	6,000	6,407
Other operating income	17	(45)
Adjusted EBITDA	$32,259	$41,998

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended March 31,
	2025	2026
Net cash flow from operating activities	$15,945	$42,145
Deduct:
Purchase of equipment	(596)	(2,465)
Development expenditure	(2,231)	(2,882)
Payment of lease liabilities	(1,091)	(1,293)
Free cash flow from operations	$12,026	$35,506